UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

95 Moatfield Dr. First floor

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 31, 2023, Visionary Education Technology Holdings Group Inc. (the “Company”) eliminated its chief operating officer position as part of its restructuring. As a result, the Company terminated Mr. Charlie Penn’s employment as the Chief Operating Officer of the Company, effective immediately.

Exhibit No.	Description

10.1	Termination Agreement by and between Visionary Education Technology Holdings Group Inc. and Charlie Penn dated October 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: November 6, 2023	By:	/s/ Fan Zhou
Fan Zhou
Chief Executive Officer

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